Exhibit 10.47

Summary of Loan Agreement

[unofficial translation]

Parties:

Changda Fertilizer

Bank of Weifang.

Date: March 9, 2010

Material Terms:

On March 9, 2010, Changda Fertilizer entered into a loan contract with Bank of Weifang, New Worker Village Branch, for a loan in the amount of $3,034,441. The loan is due and payable on March 8, 2011. The interest rate equals 40% more than the Benchmark Lending Rate issued by the China Central Bank and is every month, with an executed interest rate of 7.434% per annum. Interest is payable on a monthly basis. The loan is secured by land use right and factory building of Weifang Changda Fertilizer Co., Ltd., our subsidiary.

合同编号：_____年潍坊银行借字____第____号

借 款 合 同



借款人（全称）：_____

贷　款　人：_____



潍坊银行
BANK OF WEIFANG

借款人名称（以下称甲方）：潍坊昌大肥料有限公司

法定代表人：朱庆熙　　　职务：董事长

住所：海化开发区工业园区

电话：8511228　　　传真：0536-8512236　　　邮政编码：261041

贷款人名称（以下称乙方）：潍坊银行股份有限公司工人新村支行

住所：民生东街　　　负责人：韩文滨

电话：8229841　　　传真：0536-8229841　　　邮政编码：261041

甲方向乙方申请借款，乙方同意向甲方贷款。为明确双方的权利、义务，根据我国《合同法》、《贷款通则》和其他法律、法规，甲、乙双方经平等协商一致，订立本合同。

第一条　借款的相关内容

1、借款种类：短期流动资金贷款

2、借款用途：购货

3、借款金额：（人民币大写）壹佰叁拾万元整

4、借款期限：本合同项下的借款期限为12个月，自2010年3月9日起至2011年3月8日止。

5、本合同记载的借款金额、借款期限与借款凭证记载不一致时，以借款凭证记载为准。借款凭证为本合同的组成部分，与本合同具有同等法律效力。

第二条　借款利率和计息

一、本合同项下借款利率为：在基准利率基础上（上/下）浮40%，执行月利率6.195‰，按月结息，结息日为每月的20日，借款到期，利随本清。

二、本合同履行中，如遇中国人民银行上调贷款基准利率时，乙方将在利率调整后下一计息期的第一天对借款利率进行相应上调，并按调整后的借款利率和

方式计算利息，无需通知甲方。合同履行中，如遇中国人民银行下调贷款基准利率，仍执行本合同第二条第一款约定的借款利率。

第三条　还款资金来源及还款方式

一、甲方偿还本合同项下借款本息的资金来源于但不限于：

1、 销售收入

2、 利润

二、甲方按期足额支付利息，并于借款到期日一次性偿还借款本金。

三、甲方于本合同约定的结息日或还本日之前三个工作日在乙方开立的账户上备足当期应付之利息或本金，并授权乙方于约定的结息日或还本日从甲方账户主动划收。

第四条　担　保

一、本合同项下的借款的担保方式为 抵押 ，担保合同号为 。

二、本合同项下担保如发生了不利于乙方将来实现债权的变化时，经乙方通知，甲方应当重新提供经乙方同意的担保，并签署担保合同。

第五条　双方的权利、义务

一、甲方的权利、义务：

1、按照本合同约定的期限和用途提取和使用借款；

2、未经乙方书面同意，不得提前归还借款；

3、对借款申请中所提供材料的真实性、准确性、完整性负责；

4、自觉接受乙方对本合同项下借款使用情况的调查、了解及监督；

5、积极配合乙方对其有关生产、经营和财务情况的调查、了解及监督，有义务向乙方提供相关各期的损益表、资产负债表等财务报表资料，并对所提供材料的真实性、准确性、完整性负责；

6、按本合同之约定清偿本合同项下的借款本金及利息;

7、自愿承担本合同项下有关费用(包括但不限于律师、公证、鉴定、评估、登记、保险、过户、拍卖等事项的费用)的支出;

8、对乙方向其寄出或以其他方式送达的催收函或催收文件应当及时签收,并于签收之日起5日内将回执送达给乙方;

9、如进行承包、租赁、股份制改造、联营、合并(或兼并)、合资(或合作)、分立、减资、股权变动、重大资产转让以及其他足以影响乙方合同权利实现的行为时,应至少提前5日通知乙方,并经乙方书面同意,由双方就本合同债权债务作出书面安排,否则,应当提前清偿本合同全部债务,并按本合同的约定,承担违约责任;

10、变更住所、通讯地址、营业范围、法定代表人等工商登记事项的,应在有关事项变更完毕之日5日内书面通知乙方;

11、如发生对履行本合同项下还款义务产生重大不利影响的任何事件(包括但不限于涉及经济纠纷、破产、财务状况恶化等)时,应立即书面通知乙方;

12、发生歇业、解散、停业整顿、被吊销营业执照或被撤销时,应于事件发生当日书面通知乙方,并保证立即归还借款本息。

13、甲方在乙方处开立相关结算账户,并通过该账户办理与本合同下贷款有关的往来结算和存款。

二、乙方的权利、义务:

1、要求甲方提供与本借款相关的全部资料;

2、依本合同约定从甲方账户上划收借款本金、利息、复利、罚息及其他费用;

3、对甲方逃避乙方监督、拖欠借款本金及利息或其他严重违约行为,有权实行信贷制裁,包括但不限于向有关部门或单位通报,通过新闻媒体实行公告催收等;

4、在甲方符合本合同约定的全部条件且自本合同项下的担保合同办理登记完毕之日起5个工作日内足额向甲方发放借款。

第六条 违约责任

一、本合同生效后，甲、乙双方当事人均应履行本合同所约定的义务，任何一方不履行或不完全履行本合同所约定义务的，应当承担违约责任。

二、甲方到期不偿还本合同项下借款本金或利息的，乙方有权对逾期借款从逾期之日起在本合同约定的借款利率基础上上浮百分之 伍拾 （大写）计收罚息，并对未支付的利息按罚息计收复利，直至本息清偿为止。逾期期间，如遇中国人民银行贷款基准利率上调，罚息利率自基准利率调整之日起相应上调；逾期期间，如遇中国人民银行贷款基准利率下调，罚息利率仍按原标准执行。

三、甲方未按本合同约定的用途使用借款的，乙方有权解除合同，甲方应当在收到乙方解除合同书面通知之日起 5 日内偿还借款本息。如甲方不偿还借款本息，乙方有权自解除合同书面通知之日起在本合同约定的借款利率基础上上浮百分之 伍拾 （大写）计收罚息，并对未支付利息按罚息计收复利，直至本息清偿为止。期间，如遇中国人民银行贷款基准利率上调，罚息利率自基准利率调整之日起相应上调；逾期期间，如遇中国人民银行贷款基准利率下调，罚息利率仍按原标准执行。

四、甲方有下列行为之一的，乙方有权提前解除合同：

1、甲方所提供的借款申请材料和资产负债表、损益表等财务资料不真实、不准确、不完整的；

2、不配合或拒绝接受乙方对其使用借款情况和有关生产经营、财务活动监督的；

3、未经乙方同意转让或处分、或者威胁转让或处分其重要资产的；

4、财产的重要部分或全部被其他债权人占有、或被指定受托人、接收人或类似人员接管，财产被扣押或冻结，可能使乙方遭受严重损失的；

5、未经乙方同意进行承包、租赁、股份制改造、联营、合并、兼并、合资、分立、减资、股权变动、转让以及其他足以影响乙方权益实现的行为而危及乙方债权安全的；

6、发生变更住所、通讯地址、营业范围、法定代表人等工商登记事项或对外发生重大投资等情况使乙方债权实现受到严重影响或威胁的；

7、涉及经济纠纷或财务状况恶化等，使乙方债权实现受到严重影响或威胁

4



的；

8、拒不签收或采取其他变相方式不签收乙方催收函或催收文件的；

9、怠于行使到期债权或怠于保全、实现债权的；

10、在节能减排方面不符合国家政策法规和标准的；

11、甲方向本合同当事人以外的第三人提供的担保（保证、抵押或质押）可能导致乙方借款合同项下债权实现受到威胁或遭受严重损失的。

第七条　合同的生效、变更、终止

一、本合同经甲、乙双方法定代表人或法定代表人授权的代理人签章并加盖单位公章后生效（乙方在本合同中加盖“贷款专章”与“公章”具有同等法律效力），至借款人在主合同项下的借款本金、利息、复利、罚息、违约金、损害赔偿金、实现债权的费用和所有其他应付费用全部偿清之日终止。

二、甲方如要求贷款展期，应于本合同到期日前5日向乙方提出书面申请及担保人就展期同意担保的书面意见，经乙方审查同意，并签订展期协议后，本合同项下贷款期限相应展期。

三、本合同项下的担保合同未能在担保合同约定的期间内办理完毕登记手续，本合同自行终止，双方所受损失各自承担，互不追究。

四、本合同生效后，除本合同已有约定外，甲、乙任何一方都不得擅自变更本合同，如确需变更本合同，应经甲、乙双方协商一致，并达成书面协议。

第八条　争议的解决

甲、乙双方在履行本合同过程中所发生的争议，由甲、乙双方协商解决；协商不成的，双方均可向乙方所在地法院起诉。

第九条　双方约定的其他事项

一、







二、

三、

第十条 附 则

一、本合同项下有关附件是本合同不可分割的组成部分，与本合同具有同等法律效力。

二、合同履行中，如某个提款日、还款日为非银行工作日，则顺延至下一个银行工作日。

三、本合同一式 三 份，甲方执一份、乙方执一份，登记机关（公证机关）执 一 份，具有同等法律效力。

甲方（公章）：

法定代表人（签章）：
（或授权代理人）

2010 年 3 月 9 日

乙方（公章）：

负责人（签章）：
（或授权代理人）

2010 年 3 月 9 日

合同编号：＿＿＿年潍坊银行借字＿＿＿第＿＿＿号

借 款 合 同

借款人（全称）：＿＿＿＿＿＿＿＿＿＿＿＿

贷　款　人：＿＿＿＿＿＿＿＿＿＿＿＿

 潍坊银行
BANK OF WEIFANG

借款人名称（以下称甲方）：潍坊昌大肥料有限公司

法定代表人：朱庆然　　职务：董事长

住所：潍化开发区工业园区

电话：8512228　　传真：0536-8512232　　邮政编码：261041

贷款人名称（以下称乙方）：潍坊[illegible]公司[illegible]

住所：民生东街　　负责人：韩立滨

电话：8229841　　传真：0536-8229841　　邮政编码：261041

甲方向乙方申请借款，乙方同意向甲方贷款。为明确双方的权利、义务，根据我国《合同法》、《贷款通则》和其他法律、法规，甲、乙双方经平等协商一致，订立本合同。

第一条　借款的相关内容

1、借款种类：短期流动资金贷款

2、借款用途：购货

3、借款金额：（人民币大写）捌佰柒拾万元正

4、借款期限：本合同项下的借款期限为 12 个月，自 2010 年 3 月 9 日起至 2011 年 3 月 8 日止。

5、本合同记载的借款金额、借款期限与借款凭证记载不一致时，以借款凭证记载为准。借款凭证为本合同的组成部分，与本合同具有同等法律效力。

第二条　借款利率和计息

一、本合同项下借款利率为：在基准利率基础 上 （上/下）浮 50 %，执行月利率 6.195 ‰，按月结息，结息日为每月的 20 日，借款到期，利随本清。

二、本合同履行中，如遇中国人民银行上调贷款基准利率时，乙方将在利率调整后下一计息期的第一天对借款利率进行相应上调，并按调整后的借款利率和

1

方式计算利息，无需通知甲方。合同履行中，如遇中国人民银行下调贷款基准利率，仍执行本合同第二条第一款约定的借款利率。

第三条　还款资金来源及还款方式

一、甲方偿还本合同项下借款本息的资金来源于但不限于：

1、　销售收入

2、　利润

二、甲方按期足额支付利息，并于借款到期日一次性偿还借款本金。

三、甲方于本合同约定的结息日或还本日之前三个工作日在乙方开立的账户上备足当期应付之利息或本金，并授权乙方于约定的结息日或还本日从甲方账户主动划收。

第四条　担　保

一、本合同项下的借款的担保方式为抵押，担保合同号为2010年濉溪农信抵字2010第0053号。

二、本合同项下担保如发生了不利于乙方将来实现债权的变化时，经乙方通知，甲方应当重新提供经乙方同意的担保，并签署担保合同。

第五条　双方的权利、义务

一、甲方的权利、义务：

1、按照本合同约定的期限和用途提取和使用借款；

2、未经乙方书面同意，不得提前归还借款；

3、对借款申请中所提供材料的真实性、准确性、完整性负责；

4、自觉接受乙方对本合同项下借款使用情况的调查、了解及监督；

5、积极配合乙方对其有关生产、经营和财务情况的调查、了解及监督，有义务向乙方提供相关各期的损益表、资产负债表等财务报表资料，并对所提供材料的真实性、准确性、完整性负责；

6、按本合同之约定清偿本合同项下的借款本金及利息；

7、自愿承担本合同项下有关费用（包括但不限于律师、公证、鉴定、评估、登记、保险、过户、拍卖等事项的费用）的支出；

8、对乙方向其寄出或以其他方式送达的催收函或催收文件应当及时签收，并于签收之日起5日内将回执送达给乙方；

9、如进行承包、租赁、股份制改造、联营、合并(或兼并)、合资(或合作)、分立、减资、股权变动、重大资产转让以及其他足以影响乙方合同权利实现的行为时，应至少提前5日通知乙方，并经乙方书面同意，由双方就本合同债权债务作出书面安排，否则，应当提前清偿本合同全部债务，并按本合同的约定，承担违约责任；

10、变更住所、通讯地址、营业范围、法定代表人等工商登记事项的，应在有关事项变更完毕之日5日内书面通知乙方；

11、如发生对履行本合同项下还款义务产生重大不利影响的任何事件（包括但不限于涉及经济纠纷、破产、财务状况恶化等）时，应立即书面通知乙方；

12、发生歇业、解散、停业整顿、被吊销营业执照或被撤销时，应于事件发生当日书面通知乙方，并保证立即归还借款本息。

13、甲方在乙方处开立相关结算账户，并通过该账户办理与本合同下贷款有关的往来结算和存款。

二、乙方的权利、义务：

1、要求甲方提供与本借款相关的全部资料；

2、依本合同约定从甲方账户上划收借款本金、利息、复利、罚息及其他费用；

3、对甲方逃避乙方监督、拖欠借款本金及利息或其他严重违约行为，有权实行信贷制裁，包括但不限于向有关部门或单位通报，通过新闻媒体实行公告催收等；

4、在甲方符合本合同约定的全部条件且自本合同项下的担保合同办理登记完毕之日起5个工作日内足额向甲方发放借款。

第六条　违约责任

一、本合同生效后，甲、乙双方当事人均应履行本合同所约定的义务，任何一方不履行或不完全履行本合同所约定义务的，应当承担违约责任。

二、甲方到期不偿还本合同项下借款本金或利息的，乙方有权对逾期借款从逾期之日起在本合同约定的借款利率基础上上浮百分之 伍拾 （大写）计收罚息，并对未支付的利息按罚息计收复利，直至本息清偿为止。逾期期间，如遇中国人民银行贷款基准利率上调，罚息利率自基准利率调整之日起相应上调；逾期期间，如遇中国人民银行贷款基准利率下调，罚息利率仍按原标准执行。

三、甲方未按本合同约定的用途使用借款的，乙方有权解除合同，甲方应当在收到乙方解除合同书面通知之日起 5 日内偿还借款本息。如甲方不偿还借款本息，乙方有权自解除合同书面通知之日起在本合同约定的借款利率基础上上浮百分之 伍拾 （大写）计收罚息，并对未支付利息按罚息计收复利，直至本息清偿为止。期间，如遇中国人民银行贷款基准利率上调，罚息利率自基准利率调整之日起相应上调；逾期期间，如遇中国人民银行贷款基准利率下调，罚息利率仍按原标准执行。

四、甲方有下列行为之一的，乙方有权提前解除合同：

1、甲方所提供的借款申请材料和资产负债表、损益表等财务资料不真实、不准确、不完整的；

2、不配合或拒绝接受乙方对其使用借款情况和有关生产经营、财务活动监督的；

3、未经乙方同意转让或处分、或者威胁转让或处分其重要资产的；

4、财产的重要部分或全部被其他债权人占有、或被指定受托人、接收人或类似人员接管，财产被扣押或冻结，可能使乙方遭受严重损失的；

5、未经乙方同意进行承包、租赁、股份制改造、联营、合并、兼并、合资、分立、减资、股权变动、转让以及其他足以影响乙方权益实现的行为而危及乙方债权安全的；

6、发生变更住所、通讯地址、营业范围、法定代表人等工商登记事项或对外发生重大投资等情况使乙方债权实现受到严重影响或威胁的；

7、涉及经济纠纷或财务状况恶化等，使乙方债权实现受到严重影响或威胁

的；

8、拒不签收或采取其他变相方式不签收乙方催收函或催收文件的；

9、怠于行使到期债权或怠于保全、实现债权的；

10、在节能减排方面不符合国家政策法规和标准的；

11、甲方向本合同当事人以外的第三人提供的担保（保证、抵押或质押）可能导致乙方借款合同项下债权实现受到威胁或遭受严重损失的。

第七条　合同的生效、变更、终止

一、本合同经甲、乙双方法定代表人或法定代表人授权的代理人签章并加盖单位公章后生效（乙方在本合同中加盖"贷款专章"与"公章"具有同等法律效力），至借款人在主合同项下的借款本金、利息、复利、罚息、违约金、损害赔偿金、实现债权的费用和所有其他应付费用全部偿清之日终止。

二、甲方如要求贷款展期，应于本合同到期日前5日向乙方提出书面申请及担保人就展期同意担保的书面意见，经乙方审查同意，并签订展期协议后，本合同项下借款期限相应展期。

三、本合同项下的担保合同未能在担保合同约定的期间内办理完毕登记手续，本合同自行终止，双方所受损失各自承担，互不追究。

四、本合同生效后，除本合同已有约定外，甲、乙任何一方都不得擅自变更本合同，如确需变更本合同，应经甲、乙双方协商一致，并达成书面协议。

第八条　争议的解决

甲、乙双方在履行本合同过程中所发生的争议，由甲、乙双方协商解决；协商不成的，双方均可向乙方所在地法院起诉。

第九条　双方约定的其他事项



一、







二、______________________________________

三、______________________________________

第十条　附　　则

一、本合同项下有关附件是本合同不可分割的组成部分，与本合同具有同等法律效力。

二、合同履行中，如某个提款日、还款日为非银行工作日，则顺延至下一个银行工作日。

三、本合同一式 三 份，甲方执一份、乙方执一份，登记机关（公证机关）执 一 份，具有同等法律效力。

甲方（公章）：　　　　　　　　　　　　乙方（公章）：

法定代表人（签章）：　　　　　　　　　负责人（签章）：
（或授权代理人）　　　　　　　　　　　（或授权代理人）

2010 年 3 月 9 日　　　　　　　　　　2010 年 3 月 9 日

借 款 合 同

借款人（全称）：_____

贷　款　人：_____



潍坊银行
BANK OF WEIFANG

借款人名称（以下称甲方）：潍坊昌大肥料有限公司

法定代表人：肖庆然　　职务：董事长

住所：潍化开发区工业园区

电话：8512228　　传真：0536-8512228　　邮政编码：261041

贷款人名称（以下称乙方）：潍坊银行股份有限公司工人街支行

住所：民生东街　　负责人：韩立演

电话：8228841　　传真：0536-8228841　　邮政编码：261041

甲方向乙方申请借款，乙方同意向甲方贷款。为明确双方的权利、义务，根据我国《合同法》、《贷款通则》和其他法律、法规，甲、乙双方经平等协商一致，订立本合同。

第一条　借款的相关内容

1、借款种类：短期流动资金贷款

2、借款用途：购货

3、借款金额：（人民币大写）壹仟万元正

4、借款期限：本合同项下的借款期限为12个月，自2010年3月9日起至2011年3月8日止。

5、本合同记载的借款金额、借款期限与借款凭证记载不一致时，以借款凭证记载为准。借款凭证为本合同的组成部分，与本合同具有同等法律效力。

第二条　借款利率和计息

一、本合同项下借款利率为：在基准利率基础上（上/下）浮40%，执行月利率6.195‰，按月结息，结息日为每月的20日，借款到期，利随本清。

二、本合同履行中，如遇中国人民银行上调贷款基准利率时，乙方将在利率调整后下一计息期的第一天对借款利率进行相应上调，并按调整后的借款利率和

方式计算利息，无需通知甲方。合同履行中，如遇中国人民银行下调贷款基准利率，仍执行本合同第二条第一款约定的借款利率。

第三条 还款资金来源及还款方式

一、甲方偿还本合同项下借款本息的资金来源于但不限于：

1、销售收入

2、利润

二、甲方按期足额支付利息，并于借款到期日一次性偿还借款本金。

三、甲方于本合同约定的结息日或还本日之前三个工作日在乙方开立的账户上备足当期应付之利息或本金，并授权乙方于约定的结息日或还本日从甲方账户主动划收。

第四条 担 保

一、本合同项下的借款的担保方式为 抵押 ，担保合同号为 [illegible] 。

二、本合同项下担保如发生了不利于乙方将来实现债权的变化时，经乙方通知，甲方应当重新提供经乙方同意的担保，并签署担保合同。

第五条 双方的权利、义务

一、甲方的权利、义务：

1、按照本合同约定的期限和用途提取和使用借款；

2、未经乙方书面同意，不得提前归还借款；

3、对借款申请中所提供材料的真实性、准确性、完整性负责；

4、自觉接受乙方对本合同项下借款使用情况的调查、了解及监督；

5、积极配合乙方对其有关生产、经营和财务情况的调查、了解及监督，有义务向乙方提供相关各期的损益表、资产负债表等财务报表资料，并对所提供材料的真实性、准确性、完整性负责；

2

6、按本合同之约定清偿本合同项下的借款本金及利息；

7、自愿承担本合同项下有关费用（包括但不限于律师、公证、鉴定、评估、登记、保险、过户、**拍卖等事项的费用**）的支出；

8、对乙方向其寄出或以其他方式送达的催收函或催收文件应当及时签收，并于签收之日起5日内将回执送达给乙方；

9、如进行承包、租赁、股份制改造、联营、合并(或兼并)、合资(或合作)、分立、减资、股权变动、**重大资产转让以及其他足以影响乙方合同权利实现的行为时，应至少提前5日通知乙方，并经乙方书面同意**，由双方就本合同债权债务作出书面安排，否则，应当提前清偿本合同全部债务，并按本合同的约定，承担违约责任；

10、变更住所、通讯地址、营业范围、法定代表人等工商登记事项的，应在有关事项变更完毕之日5日内书面通知乙方；

11、如发生对履行本合同项下还款义务产生重大不利影响的任何事件（包括但不限于涉及经济纠纷、**破产、财务状况恶化等**）时，应立即书面通知乙方；

12、发生歇业、解散、**停业整顿、被吊销营业执照或被撤销时，应于事件发生当日书面通知乙方，并保证立即归还借款本息。**

13、甲方在乙方处开立相关结算账户，并通过该账户办理与本合同下贷款有关的往来结算和存款。

二、乙方的权利、义务：

1、要求甲方提供与本借款相关的全部资料；

2、依本合同约定从甲方账户上划收借款本金、利息、复利、罚息及其他费用；

3、对甲方逃避乙方监督、拖欠借款本金及利息或其他严重违约行为，有权实行信贷制裁，包括但不限于向有关部门或单位通报，通过新闻媒体实行公告催收等；

4、在甲方符合本合同约定的全部条件且自本合同项下的担保合同办理登记完毕之日起5个工作日内足额向甲方发放借款。

第六条　违约责任

一、本合同生效后，甲、乙双方当事人均应履行本合同所约定的义务。任何一方不履行或不完全履行本合同所约定义务的，应当承担违约责任。

二、甲方到期不偿还本合同项下借款本金或利息的，乙方有权对逾期借款从逾期之日起在本合同约定的借款利率基础上上浮百分之 伍拾 （大写）计收罚息，并对未支付的利息按罚息计收复利，直至本息清偿为止。逾期期间，如遇中国人民银行贷款基准利率上调，罚息利率自基准利率调整之日起相应上调；逾期期间，如遇中国人民银行贷款基准利率下调，罚息利率仍按原标准执行。

三、甲方未按本合同约定的用途使用借款的，乙方有权解除合同，甲方应当在收到乙方解除合同书面通知之日起5日内偿还借款本息。如甲方不偿还借款本息，乙方有权自解除合同书面通知之日起在本合同约定的借款利率基础上上浮百分之 伍拾 （大写）计收罚息，并对未支付利息按罚息计收复利，直至本息清偿为止。期间，如遇中国人民银行贷款基准利率上调，罚息利率自基准利率调整之日起相应上调；逾期期间，如遇中国人民银行贷款基准利率下调，罚息利率仍按原标准执行。

四、甲方有下列行为之一的，乙方有权提前解除合同：

1、甲方所提供的借款申请材料和资产负债表、损益表等财务资料不真实、不准确、不完整的；

2、不配合或拒绝接受乙方对其使用借款情况和有关生产经营、财务活动监督的；

3、未经乙方同意转让或处分、或者威胁转让或处分其重要资产的；

4、财产的重要部分或全部被其他债权人占有、或被指定受托人、接收人或类似人员接管，财产被扣押或冻结，可能使乙方遭受严重损失的；

5、未经乙方同意进行承包、租赁、股份制改造、联营、合并、兼并、合资分立、减资、股权变动、转让以及其他足以影响乙方权益实现的行为而危及乙方债权安全的；

6、发生变更住所、通讯地址、营业范围、法定代表人等工商登记事项或对外发生重大投资等情况使乙方债权实现受到严重影响或威胁的；

7、涉及经济纠纷或财务状况恶化等，使乙方债权实现受到严重影响或威胁

的；

8、拒不签收或采取其他变相方式不签收乙方催收函或催收文件的；

9、怠于行使到期债权或怠于保全、实现债权的；

10、在节能减排方面不符合国家政策法规和标准的；

11、甲方向本合同当事人以外的第三人提供的担保（保证、抵押或质押）可能导致乙方借款合同项下债权实现受到威胁或遭受严重损失的。

第七条　合同的生效、变更、终止

一、本合同经甲、乙双方法定代表人或法定代表人授权的代理人签章并加盖单位公章后生效（乙方在本合同中加盖"贷款专章"与"公章"具有同等法律效力），至借款人在主合同项下的借款本金、利息、复利、罚息、违约金、损害赔偿金、实现债权的费用和所有其他应付费用全部偿清之日终止。

二、甲方如要求贷款展期，应于本合同到期日前5日向乙方提出书面申请及担保人就展期同意担保的书面意见，经乙方审查同意，并签订展期协议后，本合同项下借款期限相应展期。

三、本合同项下的担保合同未能在担保合同约定的期间内办理完毕登记手续，本合同自行终止，双方所受损失各自承担，互不追究。

四、本合同生效后，除本合同已有约定外，甲、乙任何一方都不得擅自变更本合同，如确需变更本合同，应经甲、乙双方协商一致，并达成书面协议。

第八条　争议的解决

甲、乙双方在履行本合同过程中所发生的争议，由甲、乙双方协商解决；协商不成的，双方均可向乙方所在地法院起诉。

第九条　双方约定的其他事项



一、







二、____

三、____

第十条　附　　则

一、本合同项下有关附件是本合同不可分割的组成部分，与本合同具有同等法律效力。

二、合同履行中，如某个提款日、还款日为非银行工作日，则顺延至下一个银行工作日。

三、本合同一式＿三＿份，甲方执一份、乙方执一份，登记机关（公证机关）执＿一＿份，具有同等法律效力。

甲方（公章）：　　　　　　　　　　　　乙方（公章）：

朱庆然印　　　　　　　　　　　　　　　韩文滨印

法定代表人（签章）：　　　　　　　　　负责人（签章）：

（或授权代理人）　　　　　　　　　　　（或授权代理人）

2010年3月1日　　　　　　　　　　　　2010年3月1日